Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

January 26, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Amendment No. 2 to Offering Statement on Form 1-A

Filed January 20, 2017
File No. 024-10659

Dear Ms. Gowetski:

This letter is submitted on behalf of Rise Companies Corp., (the “Company”) in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 26, 2017 (the “Verbal Comment”) with respect to Amendment No. 2 to the Company’s Offering Statement on Form 1-A (File No. 024-10659) filed with the Commission on January 20, 2017, relating to the Company’s offering of common stock (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing for public review Amendment No. 3 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following such comment. Unless otherwise indicated, page references in the description of the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

In addition, the Company is concurrently filing, for the Staff's review and comment, Exhibit A to this letter, which is a redline of the Company's revised “Dilution” disclosure that reflects the increased number of shares of Class B Common Stock being offered from 1,000,000 to 2,000,000 shares.

Ms. Jennifer Gowetski

Division of Corporation Finance

January 26, 2017

Compensation of Our Directors and Executive Officers, page 61

1.	Please update your discussion of directors and executive officer compensation to include information for your most recently completed fiscal year. Please see Item 11 of Part II to Form 1-A.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated its disclosure in the “Compensation of Our Directors and Executive Officers” section to include information from the Company’s most recently completed fiscal year.

* * * * *

Ms. Jennifer Gowetski

Division of Corporation Finance

January 26, 2017

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

[Enclosures:]

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Corporate Secretary

Rise Companies Corp.

Matt Schoenfeld, Esq.

Goodwin Procter LLP